FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: July2, 2004                                                   By :    /s/Harvey Keats/s/
                                                                    Title:     President

KNIGHT RESOURCES LTD.

July 2, 2004
Number: 03-04

VANCOUVER (July 2, 2004) - Mr. David Patterson, Chief Executive Officer of Knight Resources Ltd., is pleased to announce that Mr. Laurie Sadler has joined the Company’s Board of Directors.

Mr. Sadler is a retired Chartered Accountant with extensive experience as a business advisor to public and private companies. Mr. Sadler was a founder and managing partner of the firm Sadler, Weismiller, Spencer, Chartered Accountants (1984-2001) and has a Masters of Business Administration from the University of Western Ontario.

Additionally, the Company has granted 60,000 incentive stock options exercisable at a price of $0.83 per common share.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“David Patterson”
Chief Executive Officer

3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

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